United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Amyris, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03236M101
(CUSIP Number)

Hugh C. Welsh
Koninklijke DSM N.V.
Het Overloon 1
6411 TE Heerlen
The Netherlands
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03236M101	13D	Page 2 of 3 Pages
Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 17, 2017 (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Amyris, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Amended Loan Agreement

On December 12, 2022, the Issuer, certain of the Issuer’s subsidiaries (the “Subsidiary Guarantors”) and DSM Finance B.V., an affiliate of the Reporting Persons (“DSM Finance”), as lender, entered into an amendment and restatement of that certain Loan and Security Agreement, dated as of October 11, 2022 (as amended and restated, the “Amended LSA”) to make available to the Issuer a secured term loan facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), consisting of three tranches: a $50 million tranche that was drawn in full by the Issuer on October 11, 2022, a $25 million tranche that was drawn in full by the Issuer on November 7, 2022, and a $25 million tranche that was drawn in full by the Issuer on December 12, 2022 (“Tranche 3 Term Loan”).

          Pursuant to the Amended LSA, the Issuer pledged certain of its equity interests in a joint venture, of which the Issuer owns a majority interest, to DSM Finance in consideration for the Tranche 3 Term Loan.

The maturity date of the Tranche 3 Term Loan is the earlier of June 30, 2023 and the consummation of a specified permitted disposition (as defined in the Amended LSA). The Issuer may, at its option, prepay the outstanding principal amount of the Tranche 3 Term Loan before such maturity date without the incurrence of a prepayment fee. The Tranche 3 Term Loan will accrue interest at a rate of 12% per annum, with quarterly cash interest payments due in cash. An additional 3% interest applies if the Issuer fails to pay the principal when due.

The Amended LSA includes customary representations, affirmative and negative covenants and events of default, and also contains financial covenants, including covenants related to minimum revenue and minimum liquidity.

The foregoing description of the Amended LSA is a summary and is qualified in its entirety by reference to the Amended LSA, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.

Item 7 of the Statement is hereby amended and supplemented by the following:

Exhibit Number	Description
10
Amended and Restated Loan and Security Agreement dated December 12, 2022, by and among the Issuer, the Subsidiary Guarantors and DSM Finance (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 16, 2022).

CUSIP No. 03236M101	13D	Page 3 of 3 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022

DSM International B.V.

	By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America

KONINKLIJKE DSM N.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America